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                                SUPPLEMENT NO. 2
                              DATED AUGUST 30, 2000
                       TO THE PROSPECTUS DATED MAY 1, 2000
                        FOR THE TIAA REAL ESTATE ACCOUNT

THE FOLLOWING DESCRIBES RECENT PROPERTY PURCHASES BY THE TIAA REAL ESTATE ACCOUNT (THE "ACCOUNT") AND SUPPLEMENTS THE INFORMATION SET FORTH IN THE "DESCRIPTION OF PROPERTIES" SECTION OF THE PROSPECTUS.

OFFICE PROPERTIES

MORRIS CORPORATE CENTER III - PARSIPPANY, NJ

     On July 12, 2000, the Account purchased four, four-story class A office buildings located in Parsippany, New Jersey (Morris Corporate Center III) for a purchase price of approximately $103.1 million. The property is not subject to a mortgage.

     Morris Corporate Center III was built in 1990. The buildings contain 525,154 net rentable square feet and are currently 98% occupied by 17 tenants. The three largest tenants are: Warner Lambert (115,517 square feet), AIG (114,948 square feet) and AT&T (80,845 square feet). Rental rates at the property average $23.40 per square foot, which is below current market rates for comparable properties in the Parsippany office market. Although the terms vary under each lease, most of the expenses for operating the property are either borne or reimbursed by the tenants. The property is located in the Parsippany office market, which is comprised of 10.1 million square feet with a vacancy rate of 6.1%.

TYSONS EXECUTIVE PLAZA II - MCLEAN, VA

     On July 11, 2000, the Account purchased a 10-story office building in McLean, Virginia for a purchase price of approximately $49.25 million. Shortly following this purchase, the Account entered into a joint venture with the Tennessee Consolidated Retirement System, selling it a 50% interest in the property. The property is not subject to a mortgage.

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     Tysons Executive Plaza II was built in 1988, and it contains 252,552 net rentable square feet. The building is currently 100% occupied by 7 tenants. The three largest tenants are Nortel Networks Corporation (149,426 square feet), Innovative Logistics Techniques, Inc. (43,957 square feet) and Venable, Baetjer & Howard, LLP (28,513 square feet). Rents average $22.91 per square foot, which is below current market rates for comparable properties in the Tysons Corner submarket of Northern Virginia. Although the terms vary under each lease, most of the expenses for operating the property are either borne or reimbursed by the tenants. The Tysons Corner submarket of Northern Virginia contains 21 million square feet with an overall vacancy rate of 2.7%.

INDUSTRIAL PROPERTIES

NORTHPOINTE COMMERCE CENTER - FULLERTON, CA

     On June 15, 2000, the Account purchased five industrial buildings located in Fullerton, California (Northpointe Commerce Center) for a purchase price of approximately $35.5 million. The Account has plans to purchase a sixth building for a purchase price of approximately $3.2 million in September 2000. The property is not subject to a mortgage.

     Northpointe Commerce Center was built over a period from 1990 to 1994. The property contains 612,023 net rentable square feet and is currently 100% occupied by 7 tenants. The two largest tenants are: Day Runner, Inc. (221,293 square feet) and the State of California (157,157 square feet). Rental rates at the property average $6.09 per square foot, which is slightly below market rental rates of comparable properties in the North Orange County industrial market. Although the terms of each lease vary, most of the expenses for operating the property are either borne or reimbursed by the tenants. The property is located in the North Orange County industrial market, which is comprised of 95.2 million square feet with a vacancy rate of 5.1%.